Exhibit 1

MEDICAL LTD.	Industrial Zone Yokneam Illit, 20692. P.O.B. 550, Israel Tel: (972) 4 9097424 Fax: (972) 4 9097417

PRESS RELEASE

Syneron Medical Ltd. Schedules Third Quarter 2004
Earnings Release & Conference Call

Yokneam, Israel, October 29, 2004 – Syneron Medical Ltd., (NASDAQ: ELOS) an innovator in the development and distribution of ELOS™ combined-energy medical aesthetic devices, will announce its 2004 third quarter results on Thursday, November 4, shortly before the market opens.

Syneron will also host a conference call at 10:00a.m. ET the same day (Thursday, November 4, 2004) to discuss the results and provide additional comments and details. In North America you may call (800) 387-6216. International participants may call +1-416-405-9328.

Investors may also listen to the conference call live via the Internet by visiting the Syneron website at www.syneron.com. Investors should go to the website a few minutes early as they might be required to download audio software to access the conference call. A replay of the call will be available via Syneron’s website.

About Syneron Medical Ltd.
Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented ELOS combined-energy technology of Bi-Polar Radio Frequency and Light. The Company’s innovative ELOS technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

For more information, please contact Moshe Mizrahy, CEO of Syneron Medical Ltd., at +972 4 909-6349, email: moshem@syneron-med.com, or David Schlachet, CFO at +972 4 909-6200, email: davids@syneron-med.com.

Syneron to announce Q3 2004 results – October 29, 2004

Syneron Medical Ltd.
Soltam Technology Park
P.O.B. 550
Yokneam Illit, 20692
Israel
Tel: +972 4 909-6200
Fax: +972 4 909-6202
info@syneron-med.com

Syneron Inc.
100 West Beaver Creek Rd. Unit 6
Richmond Hill, Ontario, Canada
L4B 1H2
Tel: (1) 905-886-9235
Fax: (1) 905-886-7046
Toll Free: 1-866-259-6661
info@syneron.com

Syneron GmbH
7 Ludwig
Ganghofer Str.
D-82031 Grunwald
Germany
Tel: +49 89 6424810
Fax: +49 89 64248170
infode@syneron-med.com

Syneron Medical (HK) Ltd.
35/F Central Plaza, 18 Harbour Road
Wanchai, Hong Kong SAR
Tel: +852-2593-1222 or +1(505)301-9053
Fax: +852-2593-1303 or +1(505)797-5496
tomg@syneron-med.com

Syneron, the Syneron logo, and ELOS are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. ELOS (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

Source: Syneron Medical Ltd.